Exhibit 15.1

Consent of Haribhakti & Co.

The Board of Directors

HDFC Bank Limited

HDFC Bank House

Senapati Bapat Marg, Lower Parel

Mumbai 400013

India

Dear Sirs,

Registration Statement filed on July 10, 2007

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated July 10, 2007 related to our review of unaudited financial results for the quarter ended June 30, 2007 approved by the registrant’s board of directors in the meeting held on July 10, 2007.

Pursuant to rule 436(c) under the Securities Act, 1933 (the “Act”) of the United States, such report is not considered part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

/s/ Haribhakti & Co.
Haribhakti & Co. Chartered Accountants

Mumbai

July 10, 2007